Exhibit 99.1

Westport Launches Ford F-450 and F-550 with Bi-Fuel Westport WiNG™ Power System at NTEA Show

VANCOUVER, Feb. 27, 2013 /CNW/ - Westport Innovations Inc. (TSX:WPT / NASDAQ:WPRT), the global leader in natural gas engines, today announced that its proven Westport WiNG™ Power System, a compressed natural gas (CNG) bi-fuel system, will be available for order on the Ford F-450 and F-550 Super Duty Chassis Cab trucks starting April 1, 2013. The trucks will make their debut at next week's National Truck Equipment Association Work Truck Show in Indianapolis, Indiana.

Assembled alongside the popular Westport powered Ford F-250 and F-350 trucks at the Westport Kentucky Integration Center (WKIC), a Ford Qualified Vehicle Modifier (QVM) audited facility, the new F-450 and F-550 trucks have undergone the same rigorous testing for safety and durability used by Ford for all its original equipment manufacturer (OEM) products. With the WKIC located adjacent to Ford's Kentucky Truck Plant, the 2013 F-450 and F-550 trucks will use the same integrated transportation system as other Westport powered Ford products to reduce delivery costs to the customer.

Available exclusively for order at Westport authorized Ford dealerships, the Ford F-450 and F-550 Super Duty Chassis Cab trucks with the Westport WiNG Power System are delivered key-READY™ to customers and come with a warranty that matches the Ford warranty for all similar powertrain and emissions components.

"The expansion of our product line builds upon our proven technology of the Westport WiNG Power System and extends our product availability to a different end user," said John Lapetz, Vice President Westport LD and Managing Director, North American Vehicle Programs. "With a higher degree of application flexibility and increased gross vehicle weight, the Ford F-450 and F-550 Super Duty trucks allow us to grow a solid footprint with customers who were not serviced with the Ford F-250 and F-350 CNG bi-fuel trucks."

The new Ford F-450 and F-550 Super Duty trucks with the Westport WiNG Power System are an ideal application for fleets in natural resource industries, construction, delivery, public utilities as well as government and transit operators. The trucks offer fleets the opportunity to use a cleaner, domestic fuel that offers savings between 30 to 60 percent with payback demonstrated in as little as two years.

For commercial fleet customers that require the Ford F-450 and F-550 Super Duty Chassis Cab trucks to be equipped to handle various jobsite environments, commercial vehicle bodies can be used with the Westport WiNG bi-fuel system.

"In partnership with service body companies based in Louisville, Kentucky, Westport will integrate the Westport WiNG Power System on the Ford F-450 and F-550 trucks with second unit bodies," said John Howell, Senior Director, Marketing, Westport. "Many standard configurations exist for bodies with a minimum of 84CA used in combination with a tank pack and custom bi-fuel configurations can be engineered for virtually any second-unit body with a minimum order of 10 units."

Starting at an industry leading price of $9,500, the Westport WiNG Power System is integrated on the 6.8-liter V10 engine of the Ford F-450 and F-550 trucks and offers a combined fuel range of approximately 650 miles (at nine MPG) with maximum CNG capacity (42 gasoline gallon equivalent) and a standard 40-gallon gasoline tank capacity. For customers who want to eliminate the anxiety of operating on natural gas only, the Super Duty trucks with the Westport system will run on conventional gasoline once the CNG fuel is depleted.

About Westport Innovations Inc.
Westport Innovations Inc. is a leading global supplier of proprietary solutions that allow engines to operate on clean-burning fuels such as compressed natural gas (CNG), liquefied natural gas (LNG), hydrogen, and renewable natural gas (RNG) fuels such as landfill gas and help reduce greenhouse gas emissions (GHG). Westport technology offers advanced LNG fueling systems with direct injection natural gas engine technology for heavy-duty vehicles such as highway trucks and off-road applications such as mining and rail.  Westport's joint venture with Cummins Inc., Cummins Westport Inc. designs, engineers and markets spark-ignited natural gas engines for North American transportation applications such as trucks and buses.  Westport is also one of the global leaders for natural gas and liquefied petroleum gas (LPG) fuel systems technology, design, and components in passenger cars, light-duty trucks and industrial applications such as forklifts. To learn more about our business, visit our website or subscribe to our RSS feed at www.westport.com, or follow us on Twitter @WestportDotCom.

Note: This document contains forward-looking statements about Westport's business, operations, technology development or the environment in which it operates, which are based on Westport's estimates, forecasts and projections. These statements include specifically, statements regarding the timing for introduction of the natural gas versions of the Ford F-450 and F-550 trucks, the price of natural gas and savings and payback period based on a conversion to natural gas as a transportation fuel.  These statements are not guarantees of future performance, are based on a number of assumptions and involve known and unknown risks and uncertainties that are difficult to predict, or are beyond Westport's control including the development of competing products and technologies, availability and supply of natural gas, price and supply of gasoline, timing for certifications, timing of execution of agreements with distributors, and other risk factors and assumptions that may affect our actual results, performance or achievements. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. Westport disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise except as required by National Instrument 51-102. The contents of any website, RSS feed or Twitter account referenced in this press release are not incorporated by reference herein.

SOURCE: Westport Innovations Inc.

%CIK: 0001370416

For further information:

Media Inquiries:
Nina Ng
Communications Manager
Westport Innovations Inc.
Tel: 604.718.2589
Email: nng@westport.com

Investor Inquiries:
Darren Seed
Vice President, Investor Relations & Communications
Westport Innovations Inc.
Phone: 604-718-2046
Email: invest@westport.com

CO: Westport Innovations Inc.

CNW 08:00e 27-FEB-13